================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                February 15, 2006

                        Commission File Number: 001-14534


                            PRECISION DRILLING TRUST
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------

================================================================================

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 15, 2006


                                       PRECISION DRILLING TRUST
                                       By its Administrator PRECISION DRILLING
                                       CORPORATION


                                       By: /s/ Darren Ruhr
                                           ----------------------------------
                                       Name:  Darren Ruhr
                                       Title: Vice President, Corporate Services
                                              and Corporate Secretary

EXHIBIT           TITLE
-------           -----

   1 PRESS RELEASE - PRECISION DRILLING TRUST REPORTS RECORD EARNINGS FROM CONTINUING OPERATIONS FOR YEAR AND FOURTH QUARTER, EXCLUDING ONE TIME ITEMS

                                                                      EXHIBIT 1
                                                                      ---------


N E W S   R E L E A S E
--------------------------------------------------------------------------------

[GRAPHIC OMITTED]
[LOGO - PRECISION DRILLING CORPORATION]


                                  NEWS RELEASE

Calgary, Alberta, Canada - February 15, 2006

                PRECISION DRILLING TRUST REPORTS RECORD EARNINGS
            FROM CONTINUING OPERATIONS FOR YEAR AND FOURTH QUARTER,
                            EXCLUDING ONE TIME ITEMS

--------------------------------------------------------------------------------

Precision Drilling Trust ("Precision" or the "Trust") today reports results for the year and quarter ended December 31, 2005. Diluted earnings per unit from continuing operations were $0.96 in the fourth quarter of 2005 compared to $0.49 in 2004. Diluted earnings per unit from continuing operations benefited from a lower effective tax rate and were reduced by $0.53 in the fourth quarter of 2005 as a result of a number of one time items. The first item is an incremental $6.4 million in expenses regarding the repayment of outstanding debentures, the second is the $50.7 million market value adjustment to the shares of Weatherford International Ltd. ("Weatherford") received on the sale of the Energy Services and International Contract Drilling divisions and the third is the $17.5 million in reorganization costs to effect the conversion to an income trust pursuant to a plan of arrangement. For the full year ended December 31, 2005, diluted earnings per unit from continuing operations were $1.76 compared to $1.61 in 2004. Diluted earnings per unit from continuing operations was reduced by $1.04 for the full year in 2005 as a result of expenses related to the premium on repayment of the debentures, the loss on disposition of Weatherford shares and the reorganization costs.

Excluding one time items related to the recent business divestitures and reorganization activities, diluted earnings per unit from continuing operations in the fourth quarter of 2005 was $1.49 compared to $0.49 in 2004. This $1.00 per unit increase represents a 204% improvement due to the increase in demand and underlying profit margins for all of Precision's Canadian oilfield service offerings, lower interest expense with repayment of outstanding debentures and lower income tax expense with the conversion to an income trust during the fourth quarter. For the full year ended December 31, 2005 diluted earnings per unit from continuing operations, excluding one time items, was $2.80 compared to $1.61 in 2004. This $1.19 per unit increase represents a 74% improvement due to factors previously discussed, most of which was realized in the second half of 2005. These full year results were generated from an underlying asset base for continuing operations that was only marginally larger in size on a year over year basis.

Precision is pleased to acknowledge the successful conversion of the continuing assets and businesses of Precision Drilling Corporation ("PDC") to an income trust on November 7, 2005 pursuant to a plan of arrangement. The purpose of the arrangement was to convert continuing operations from a corporate structure to an income trust structure and to facilitate the receipt of Weatherford shares and the special cash payment by shareholders. Noteworthy developments resulting from the arrangement include the following:

1) Holders of common shares of PDC, excluding dissenting shareholders, received in exchange for each common share of PDC held (i) one unit of the Trust, (ii) 0.2089 common shares of Weatherford International Ltd., and
     (iii) $6.83 of cash. As a result, the Trust issued 122,512,799 trust units, distributed Weatherford shares valued at $2.007 billion in the aggregate and made a special cash payment totaling $0.844 billion. The Trust cancelled 817,005 common shares of PDC owned by dissenting shareholders through repurchase consideration paid in the amount of $43.3 million.

2) The Trust, as the successor in interest to PDC, has been accounted for as a continuity of interest. Commencing with the fourth quarter the consolidated financial statements of the Trust for the year ended December 31, 2005 and comparables for the three and twelve month periods ended December 31, 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by PDC.

3) Shareholders were also given the opportunity to receive limited partnership units ("Exchangeable LP Units") of Precision Drilling Limited Partnership exchangeable without further consideration into trust units on a one-for-one basis. An aggregate of 1,108,382 Exchangeable LP Units were issued in lieu of trust units. The Exchangeable LP Units have been accounted for as equity and included with outstanding unitholders' capital of the Trust in reporting fully diluted earnings.


RESULTS OF CONTINUING CANADIAN OPERATIONS

Revenue of $427.9 million and operating earnings of $175.9 million increased by 36% and 54% respectively in the fourth quarter of 2005 compared to the same period of 2004. For the full year of 2005, revenue of $1,269.2 million and operating earnings of $465.4 million increased by 23% and 40% respectively over 2004. All business units performed exceptionally well and contributed higher operating earnings leading to a record quarter for Precision. The increase in operating earnings is attributable to higher equipment utilization and strong, year over year, customer pricing. Consistent with the third quarter results, the pace of operating cost escalation was well contained.

Gene Stahl, President and Chief Operating Officer, noted that "To start the first quarter of 2006, Precision will continue to benefit from the pricing leverage and demand established in the fourth quarter of 2005. While demand for our services is remaining very strong, the additional supply of industry equipment and recent softening of natural gas commodity pricing in North America may serve to weaken the favourable equipment demand versus supply imbalance that currently exists. Nonetheless, our people, our passion, our performance is showing through as we work to improve and deliver value to our customers."

Precision's continuing operations are reported in two segments. The Contract Drilling Services segment contains our contract drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment contains our service rig, snubbing and rental divisions.

THREE MONTHS ENDED DECEMBER 31
                                                        2005          2004      % Change
-----------------------------------------------------------------------------------------
Contract Drilling Services:
    Number of drilling rigs (end of period)              230           229           0.4
    Drilling operating days                           14,350        12,099          18.6
    Drilling revenue per operating day             $  19,700     $  17,624          11.8

Completion and Production Services:
    Number of service rigs (end of period)               237           239          (0.8)
    Service rig operating hours                    $ 142,122     $ 127,693          11.3
    Service revenue per operating hour             $     679     $     553          22.8

=========================================================================================

YEAR ENDED DECEMBER 31
                                                        2005          2004      % Change
-----------------------------------------------------------------------------------------
Contract Drilling Services:
    Number of drilling rigs (end of period)              230           229           0.4
    Drilling operating days                           46,937        41,625          12.8
    Drilling revenue per operating day             $  18,034     $  16,494           9.3

Completion and Production Services:
    Number of service rigs (end of period)               237           239          (0.8)
    Service rig operating hours                    $ 477,232     $ 472,008           1.1
    Service revenue per operating hour             $     600     $     513          17.0

=========================================================================================

Contract drilling rig demand during the fourth quarter of 2005 reached unprecedented levels with 229 out of 230 drilling rigs active. The 14,350 operating days for the quarter establishes a new high for a fourth quarter surpassing the previous high in 1997 when 13,983 days were achieved. At that time, Precision had 206 drilling rigs out of an industry total of 487, whereas today Precision has 230 out of approximately 767. Generally, weather conditions were favourable despite temperatures that were warmer than normal. The unseasonably warm weather temperatures and dry conditions were ideal after coming out of an extremely wet spring and early summer. Certain customers were able to extend their summer drilling programs and mitigate land expiry issues. It also served certain customers who did not have rigs reserved for the winter and required windows to complete projects as some rigs were delayed moving farther north in the Western Canada Sedimentary Basin (WCSB).

Precision's service rig fleet achieved 142,122 operating hours for 65% utilization in the fourth quarter, an 11% increase compared to the fourth quarter of 2004. The improvement is a result of strong demand as customers attempt to keep their production maintenance on schedule. In addition, completion work was strong due to record drilling activity in combination with pent up demand from weather delays in the first half of the year. The southern and eastern areas of the WCSB experienced Precision's largest increase in operating hours over the prior year.

Both operating segments reported significant fourth quarter revenue increases year over year. Completion and Production's 35% increase was essentially a match with Contract Drilling's 36% increase. Higher pricing for Completion and Production Services made up for the smaller increase in equipment utilization, relative to Contract Drilling Services.

Operating costs were lower as a percentage of revenue despite crew wage rate increases of approximately 7% effective October 1, 2005. Operating expenses declined from 51% of revenue in the fourth quarter of 2004 to 45% in 2005. Consistent with third quarter 2005 results, equipment repair and maintenance expenses were lower on a per day basis as scheduled costs were spread over a higher activity level relative to last year. In addition, operating expenses have not increased to the same magnitude as customer pricing.

General and administrative costs for the fourth quarter were slightly higher than the same period in 2004. As a percentage of revenue, general and administrative costs fell to 4.7% from 6.1%.

Depreciation expense in the fourth quarter of 2005 remained relatively consistent as the impact of increased activity was offset by the change in the estimated useful life of drilling rigs from 4,150 to 5,000 utilization days effective January 1, 2005. Depreciation expense was offset by higher gains on the disposal of certain assets in the amount of $1.3 million relative to 2004. On a full year over year basis, both 2005 and 2004 recorded a gain of $3.6 million on the disposal of property, plant and equipment assets.

Discontinued operations, net of tax, amounted to a loss of $37.3 million in the fourth quarter of 2005 and a gain of $1.410 billion for the year. The current quarter loss related to purchase consideration and income tax adjustments.

DISTRIBUTION POLICY OF THE TRUST

With PDC's conversion to an income trust effective November 7, 2005, the Trust has adopted a policy of making regular monthly cash distributions to unitholders. As previously disclosed in the Information Circular, distributions may be reduced, increased or suspended entirely depending on the operations of Precision and the performance of its assets. The actual cash flow available for distribution to trust unitholders and holders of Exchangeable LP Units is a function of numerous factors, including the Trust's:

o    financial performance;

o    debt covenants and obligations;

o    working capital requirements;

o maintenance and expansion capital expenditure requirements for the purchase of property, plant and equipment; and

o    number of units outstanding.

The Trust considers these factors on a monthly basis and made its first payment in the month of December in the amount of $33.9 million at the rate of $0.27 for each of the units outstanding, including Exchangeable LP Units. At December 31, 2005 there were 125,461,303 Trust and Exchangeable LP Units outstanding.

Key factors for consideration in determining actual cash flow available for distribution, in a historical context, are disclosed within the financial statements and on the Consolidated Statement of Cash Flow. The increase or decrease in cash is shown for each of the operating, investing and financing activities undertaken by the Trust.

o Within operating activities, fourth quarter 2005 cash provided by continuing operations amounted to a use of $48.7 million. In terms of financial performance based upon cash provided by continuing operations before changes in non-cash working capital balances, a use of $163.4 million, and the premium on redemption of debentures, a use of $65.5 million, cash in the amount of $180.2 million was provided by operations.

o    Within investing activities,  the purchase of property, plant and equipment
     (PPE) during the fourth quarter of 2005 for continuing operations amounted to $44.8 million. Included in this amount is $17.2 million for the construction of new drilling rigs. For the full year of 2005, PPE purchases amounted to $155.2 million and included $63.0 million for expansion capital expenditures to grow and expand Precision's underlying asset base and $92.2 for maintenance capital expenditures to sustain and upgrade existing PPE.


The energy services industry in Canada can be extremely cyclical as commodity price fluctuations can be compounded by seasonal trends. Accordingly, there could be a wide fluctuation in financial performance from quarter to quarter, year over year.

CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE, INCLUDING STATEMENTS THAT CONTAIN WORDS SUCH AS "ANTICIPATE", "COULD", "SHOULD", "MAY", "EXPECT",
"BELIEVE", "WILL" AND SIMILAR TERMS ARE NOT HISTORICAL FACTS AND ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF PRECISION TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCES OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE FLUCTUATIONS IN THE MARKET FOR OIL AND NATURAL GAS AND RELATED PRODUCTS AND SERVICES; COMPETITION; POLITICAL AND ECONOMIC CONDITIONS IN COUNTRIES IN WHICH PRECISION DOES BUSINESS; THE DEMAND FOR SERVICES PROVIDED BY PRECISION; CHANGES IN LAWS AND REGULATIONS, INCLUDING ENVIRONMENTAL REGULATIONS, TO WHICH PRECISION IS SUBJECT AND OTHER FACTORS, WHICH ARE DESCRIBED IN FURTHER DETAIL IN PRECISION'S FILINGS WITH CANADIAN SECURITIES REGULATORS AND THE US SECURITIES AND EXCHANGE COMMISSION.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

------------------------------------------------------------------------------------------------------------------------------
                                                                 THREE MONTHS ENDED                         YEARS ENDED
                                                                     DECEMBER 31                            DECEMBER 31
CDN $000'S, EXCEPT PER UNIT AMOUNTS                              2005             2004                2005               2004
------------------------------------------------------------------------------------------------------------------------------
                                                           (UNAUDITED)      (unaudited)         (UNAUDITED)        (unaudited)

Revenue                                                  $    427,861      $   313,978         $ 1,269,179        $ 1,028,488

Expenses:
    Operating                                                 192,111          160,055             641,805            566,297
    General and administrative                                 19,902           19,198              76,397             64,149
    Depreciation and amortization                              19,465           21,620              71,561             74,829
        Foreign exchange                                        2,974             (774)             (3,474)            (8,100)
      Reorganization costs                                     17,512                -              17,512                  -
------------------------------------------------------------------------------------------------------------------------------
                                                              251,964          200,099             803,801            697,175
------------------------------------------------------------------------------------------------------------------------------

Operating earnings                                            175,897          113,879             465,378            331,313

Interest                                                         (297)          15,127              29,270             46,280
Premium on redemption of bonds                                  6,402                -              71,885                  -
Loss on disposal of short-term investments                     50,730                -              70,992                  -
Gain on disposal of investments                                     -           (2,325)                  -             (4,899)
------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income
    taxes                                                     119,062          101,077             293,231            289,932
Income taxes:
    Current                                                    25,103            8,706             241,402             53,698
        Future                                                (26,918)          31,789            (169,019)            48,103
------------------------------------------------------------------------------------------------------------------------------
                                                               (1,815)          40,495              72,383            101,801
------------------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations                           120,877           60,582             220,848            188,131
Discontinued operations, net of tax                           (37,331)          27,601           1,409,715             59,273
------------------------------------------------------------------------------------------------------------------------------

Net earnings                                                   83,546           88,183           1,630,563            247,404
Retained earnings, beginning of period                      2,569,959          953,500           1,041,683            794,279
Adjustment on cash purchase of employee stock
options, net of tax                                           (23,346)               -             (42,087)                 -
Reclassification from contributed surplus on
purchase of employee stock options                             23,215                -              23,215                  -
Distribution of disposal consideration                     (2,851,784)               -          (2,851,784)                 -
Repurchase of common shares of dissenting
shareholders                                                  (34,364)               -             (34,364)                 -
Distributions                                                 (70,510)               -             (70,510)                 -
------------------------------------------------------------------------------------------------------------------------------

Retained earnings (deficit), end of period               $   (303,284)     $ 1,041,683         $  (303,284)       $ 1,041,683
------------------------------------------------------------------------------------------------------------------------------
Earnings per unit from continuing operations:
    Basic                                                $       0.97      $      0.50         $      1.79        $     1.63
    Diluted                                              $       0.96      $      0.49         $      1.76        $     1.61
------------------------------------------------------------------------------------------------------------------------------
Earnings per unit:
    Basic                                                $       0.67      $      0.73         $     13.22     $        2.14
    Diluted                                              $       0.66      $      0.71         $     13.00     $        2.11
------------------------------------------------------------------------------------------------------------------------------

Trust units outstanding (000's)                               125,461          121,580            125,461           121,580
Weighted average units outstanding (000's)                    124,862          121,516            123,304           115,654
Diluted units outstanding (000's)                             126,047          123,352            125,412           117,210

CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------------------
                                                                    DECEMBER 31      December 31
CDN $ 000'S                                                                2005             2004
-------------------------------------------------------------------------------------------------
                                                                     (UNAUDITED)      (unaudited)

ASSETS

Current assets:
    Cash and cash equivalents                                      $          -     $    122,012
    Accounts receivable                                                 500,655          309,292
    Inventory                                                             7,035            7,734
    Assets of discontinued operations                                         -          497,036
    --------------------------------------------------------------------------------------------
                                                                        507,690          936,074

Property, plant and equipment, net of accumulated depreciation          943,900          897,584
Intangibles, net of accumulated amortization                                465              498
Goodwill                                                                266,827          266,827
Other assets                                                                  -            9,116
Assets of discontinued operations                                             -        1,741,950
------------------------------------------------------------------------------------------------
                                                                   $  1,718,882     $  3,852,049
------------------------------------------------------------------------------------------------

LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities:
    Bank indebtedness                                              $     20,468     $          -
    Accounts payable and accrued liabilities                            134,303          120,432
       Income taxes payable                                             163,530           13,624
    Distributions payable                                                36,635                -
    Liabilities of discontinued operations                                    -          244,707
    --------------------------------------------------------------------------------------------
                                                                        354,936          378,763

Long-term debt                                                           96,838          718,850
Future income tax liability                                             192,517          354,268
Liabilities of discontinued operations                                        -           78,427

Unitholders' equity:
    Unitholders' capital                                              1,377,875        1,274,967
    Contributed surplus                                                       -           26,024
    Cumulative translation adjustment                                         -          (20,933)
    Retained earnings (deficit)                                        (303,284)       1,041,683
    --------------------------------------------------------------------------------------------
                                                                      1,074,591        2,321,741

------------------------------------------------------------------------------------------------
                                                                   $  1,718,882     $  3,852,049
------------------------------------------------------------------------------------------------

Trust units outstanding (000's)                                         125,461          121,580
Common share purchase options outstanding (000's)                             -            6,695

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                               THREE MONTHS ENDED                        YEARS ENDED
                                                                   DECEMBER 31                           DECEMBER 31
----------------------------------------------------------------------------------------------------------------------------
CDN $000's                                                     2005              2004                2005              2004
                                                         (UNAUDITED)        (unaudited)        (UNAUDITED)       (unaudited)

Cash provided by (used in):
Continuing operations:
    Earnings from continuing operations                $    120,877      $     60,582         $   220,848           188,131
    Items not affecting cash:
      Depreciation and amortization                          19,465            21,620              71,561            74,829
      Stock-based compensation                                3,953             2,628              11,229             8,190
      Gain on disposal of investments                             -            (2,325)                  -            (4,899)
      Future income taxes                                   (26,918)           31,789            (169,019)           48,103
      Premium on redemption of bonds                        (65,483)                -                   -
      Loss on disposal of short- term investments            50,730                 -              70,992                 -
      Write off of deferred financing costs                   7,664                 -               7,664                 -
      Amortization of deferred financing costs                   79               434               1,453             1,579
      Unrealized foreign exchange gain(loss) on
           long-term monetary items                           4,320              (100)             (4,740)           (4,284)
           Changes in non-cash working capital
           balances                                        (163,429)          (83,709)             (6,887)          (23,828)
----------------------------------------------------------------------------------------------------------------------------
                                                            (48,742)           30,919             203,101           287,821

Discontinued operations:
    Funds provided by (used in) discontinued
     operations                                        $    (12,547)     $     63,701         $   183,330           187,018
    Changes in non-cash working capital balances
        of discontinued operations                          (16,760)           44,405             (86,310)          (26,797)
----------------------------------------------------------------------------------------------------------------------------
                                                            (29,307)          108,106              97,020           160,221

Investments:
    Business acquisitions                                         -           (19,812)            (30,421)         (679,814)
    Purchase of property, plant and equipment               (44,840)          (40,462)           (155,231)         (122,692)
    Purchase of intangibles                                       -                 -                 (20)                -
    Proceeds on sale of property, plant and                   6,897             1,593              15,174             8,795
      equipment
    Purchase of property, plant and equipment of
    discontinued operations                                       -           (49,152)           (128,214)         (159,532)
    Purchase of intangibles of discontinued                       -                (6)                  -              (320)
      operations
    Proceeds on sale of property, plant and
      equipment of discontinued operations                        -             3,730              17,785            21,145
    Proceeds on disposal of short-term investments           14,569             2,788              14,569             8,665
    Proceeds on disposal of discontinued operations             519                 -           1,306,799            49,299
    Investments                                                   -               (90)                  -               (90)
----------------------------------------------------------------------------------------------------------------------------
                                                            (22,855)         (101,411)          1,040,441          (874,544)

Financing:
    Increase in long-term debt                               96,826                 -              96,826           522,136
    Repayment of long-term debt                            (703,958)               (3)           (703,970)         (173,260)
    Deferred financing costs on long-term debt                    -                 -                   -            (5,612)
    Distribution of disposal proceeds                      (844,334)                -            (844,334)                -
    Distributions                                           (33,875)                -             (33,875)                -
    Repurchase of common shares of dissenting
    shareholders                                            (43,299)                -             (43,299)                -
    Cash buy-out of employee stock options                  (35,583)                -             (64,147)                -
    Issuance of trust units on exercise of options            8,263                 -               8,263                 -
    Issuance of trust units on purchase of options            5,504                 -               5,504                 -
    Issuance of common shares on exercise of                 33,408             5,006              73,930            55,361
    options
    Issuance of common shares, net of cash                        -               (27)                  -           276,428
    Changes  in non-cash working capital balances            12,237                 -              22,060                 -
Change in bank indebtedness                                  20,468                 -              20,468          (147,909)
----------------------------------------------------------------------------------------------------------------------------
                                                         (1,484,343)            4,976          (1,462,574)          527,144

Increase (decrease) in cash and cash equivalents         (1,585,247)           42,590            (122,012)          100,642
Cash and cash equivalents, beginning of period            1,585,247            79,422             122,012            21,370
----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period               $          -      $    122,012         $         -           122,012
============================================================================================================================

SEGMENT INFORMATION

THREE MONTHS ENDED DECEMBER 31, 2005          Contract         Completion          Corporate    Inter-segment
CDN $000's (unaudited)                        Drilling       & Production          and Other     Eliminations            Total
-------------------------------------------------------------------------------------------------------------------------------
Revenue                                    $   307,941       $    123,896        $         -     $     (3,976)     $   427,861
Operating earnings                             155,477             50,833            (30,413)               -          175,897
Depreciation and amortization                   11,386              7,275                804                -           19,465
Total assets                                 1,159,687            486,701             72,494                -        1,718,882
Goodwill                                       172,440             94,387                  -                -          266,827
Capital expenditures*                           35,668              7,047              2,125                -           44,840
-------------------------------------------------------------------------------------------------------------------------------

THREE MONTHS ENDED DECEMBER 31, 2004          Contract         Completion          Corporate      Inter-segment
CDN $000's (unaudited)                        Drilling       & Production          and Other     Eliminations            Total
-------------------------------------------------------------------------------------------------------------------------------
Revenue                                    $   225,865       $     91,680        $         -     $     (3,567)     $   313,978
Operating earnings                              98,935             27,145            (12,201)               -          113,879
Depreciation and amortization                   12,696              7,528              1,396                -           21,620
Total assets (1)                               971,863            461,191            180,009                -        1,613,063
Goodwill                                       172,440             94,387                  -                -          266,827
Capital expenditures*                           24,638             12,377              3,447                -           40,462
-------------------------------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 2005                  Contract         Completion          Corporate      Inter-segment
CDN $000's (unaudited)                        Drilling       & Production          and Other     Eliminations            Total
-------------------------------------------------------------------------------------------------------------------------------
Revenue                                    $   916,221       $    369,667        $         -     $    (16,709)     $ 1,269,179
Operating earnings                             404,385            121,643            (60,650)               -          465,378
Depreciation and amortization                   39,233             27,402              4,926                -           71,561
Total assets                                 1,159,687            486,701             72,494                -        1,718,882
Goodwill                                       172,440             94,387                  -                -          266,827
Capital expenditures*                          106,986             34,576             13,689                -          155,251
-------------------------------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 2004                  Contract         Completion          Corporate    Inter-segment
CDN $000's (unaudited)                        Drilling       & Production          and Other     Eliminations            Total
-------------------------------------------------------------------------------------------------------------------------------
Revenue                                    $   727,710       $    313,386        $         -     $    (12,608)     $ 1,028,488
Operating earnings                             282,315             77,074            (28,076)               -          331,313
Depreciation and amortization                   42,245             27,508              5,076                -           74,829
Total assets(1)                                971,863            461,191            180,009                -        1,613,063
Goodwill                                       172,440             94,387                  -                -          266,827
Capital expenditures*                           74,975             31,759             15,958                -          122,692
-------------------------------------------------------------------------------------------------------------------------------

(1)  excludes assets of discontinued operations
 * excludes business acquisitions and capital expenditures of discontinued operations

CANADIAN DRILLING OPERATING STATISTICS

                                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                                    2005                                     2004
                                                 --------------------------------------------------------------------------------
                                                                               Market                                    Market
                                                  Precision     Industry*      Share %     Precision     Industry*      Share %
                                                 --------------------------------------------------------------------------------
Number of drilling rigs                                 230           752         30.6           229           700         32.7
Number of operating days (spud to release)           46,937       158,286         29.7        41,625       132,374         31.4
Wells drilled                                         7,766        24,351         31.9         7,525        21,793         34.5
Average days per well                                   6.0           6.5                        5.5           6.1
Metres drilled (000's)                                8,901        28,143         31.6         8,021        23,526         34.1
Average metres per day                                  190           178                        193           178
Average metres per well                               1,146         1,158                      1,066         1,080
Rig utilization rate (%)                               56.1          59.6                       50.3          52.9

* Excludes non-CAODC rigs.

A conference call to review the year-end results has been scheduled for 12:00 noon MST on Wednesday, February 15, 2006. The conference call dial-in number is 1-800-814-4861 or 416-644-3414.

A live webcast will be accessible at www.precisiondrilling.com by selecting Investor Relations, then Webcast. An archived recording of the conference call will be available approximately one hour after the completion of the call until February 22, 2006 by dialing 1-877-289-8525 or 416-640-1917, passcode 21172565#.

Precision Drilling Trust is Canada's largest energy services trust. Headquartered in Calgary, Alberta, it is the leading provider energy services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

PRECISION IS LISTED ON THE TORONTO STOCK EXCHANGE UNDER THE TRADING SYMBOL "PD.UN" AND IN U.S. DOLLARS "PD.U" AND ON THE NEW YORK STOCK EXCHANGE UNDER THE TRADING SYMBOL "PDS".

FOR FURTHER INFORMATION PLEASE CONTACT DOUG STRONG, CHIEF FINANCIAL OFFICER OF PRECISION DRILLING CORPORATION, ADMINISTRATOR OF THE TRUST, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE (403) 716-4500, FAX (403) 264-0251; WEBSITE: WWW.PRECISIONDRILLING.COM.



4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com